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                                                                 EXHIBIT (a)(2)

THIS COMMUNICATION IS NOT AN OFFER TO EXCHANGE. AT THE TIME THE EXCHANGE PROGRAM IS COMMENCED, INFOSPACE WILL PROVIDE EMPLOYEES WHO ARE ELIGIBLE TO PARTICIPATE IN THE EXCHANGE PROGRAM WITH WRITTEN MATERIALS EXPLAINING THE PRECISE TERMS AND TIMING OF THE EXCHANGE PROGRAM. EMPLOYEES WHO ARE ELIGIBLE TO PARTICIPATE IN THE EXCHANGE PROGRAM SHOULD READ THESE WRITTEN MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE EXCHANGE PROGRAM. INFOSPACE WILL ALSO FILE THESE WRITTEN MATERIALS WITH THE SECURITIES AND EXCHANGE COMMISSION AS PART OF A TENDER OFFER STATEMENT UPON THE COMMENCEMENT OF THE EXCHANGE PROGRAM. INFOSPACE EMPLOYEES WILL BE ABLE TO OBTAIN THESE WRITTEN MATERIALS AND OTHER DOCUMENTS FILED BY INFOSPACE WITH THE SECURITIES AND EXCHANGE COMMISSION FREE OF CHARGE FROM THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT www.sec.gov.

   I am pleased to announce that InfoSpace's board of directors has approved a Voluntary Stock Option Exchange Program ("Exchange Program") in which eligible employees will have the opportunity to exchange stock options ("Old Options") for the promise to grant new options ("New Options") to be granted in the future under the InfoSpace, Inc. Restated 1996 Flexible Stock Incentive Plan. The Exchange Program begins on Tuesday, January 15, 2002.

   The Exchange Program is subject to the terms and conditions of the Offer to Exchange describing the Exchange Program, the Election Form for tendering options, the Notice to Change Election From Accept to Reject, each of which will be distributed to you on Tuesday, January 15, 2002, and your exchange offer summary statement which you will receive no later than Thursday, January 17, 2002. We strongly urge you to read all of these materials carefully and understand the risks before making your decision. We also strongly encourage you to consult your tax and financial advisors before making any decision about the Exchange Program. Participation by each eligible employee is voluntary.

   Stock options are an important component of our total compensation program. We believe that granting stock options provides an opportunity to: (1) align employee and stockholder interests, and (2) provide incentives for employees to achieve high levels of performance. InfoSpace recognizes that some of the options granted in past years have exercise prices significantly higher than the current market price of InfoSpace stock (that is, some options are "underwater"). The Exchange Program is an opportunity for, though not a guarantee of, the grant of New Options that may have a greater potential to increase in value over time.

   If you elect to participate in the Exchange Program, you must make your election by completing and returning the Election Form during the period beginning on January 15, 2002 and ending at 9:00 p.m., Pacific Time, February 15, 2002, unless the time period of the offer is extended by us (the "Expiration Date"). If your Election Form is received after this time, we will not accept it, or if you fail to turn it in, you will be deemed to have elected not to participate in the Exchange Program.

   The main features of the Exchange Program include the following:

  . Most full-time (40 hours or more per week) U.S. based employees of InfoSpace and its U.S. subsidiaries are eligible to participate in the Exchange Program. However, members of the board of directors and certain executive officers, including myself, are not eligible to participate.

  . Options eligible to be tendered are all options to purchase InfoSpace common stock with an exercise price of $10.00 or more per share.

  . In order to participate in the Exchange Program, you must tender all of your Old Options that have an exercise price of $10.00 or more per share.

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  .  If you elect to participate in the Exchange Program, your Old Options will be cancelled and replaced with a promise to grant a New Option on the first business day that is six months and one day from the date that your Old Options are cancelled. We expect to cancel the Old Options on February 19, 2002 and grant the New Options on August 20, 2002. In the event that we cancel the Old Options on a date later than February 19, 2002, we will grant the New Options on the first business day that is six months and one day from the date that we cancel the Old Options. Once we cancel your Old Options, you will not be able to exercise your Old Options.

  . If you participate in the Exchange Program, we will grant you (1) a New Option to purchase one share of common stock for every ten shares of common stock underlying your Old Options and (2), at the discretion of our board of directors, a New Option to purchase a number of shares of our common stock which has been determined in accordance with our compensation policies and practices. The compensatory option set forth in (2) will not necessarily be received by all participating employees and will vary in size by employee. The number of shares underlying your compensatory option, if any, will be disclosed to you in your exchange offer summary statement which will be delivered to you no later than January 17, 2002.

  . The New Options will be granted under the InfoSpace, Inc. Restated 1996 Flexible Stock Incentive Plan.

  . The New Options will be nonstatutory stock options, even if your Old Options were incentive stock options.

  . The exercise price of the New Options will be equal to the fair market value of InfoSpace shares on the day we grant the New Options, which is expected to be on August 20, 2002. "Fair market value" is the closing price of InfoSpace's common stock on Nasdaq on the date of the grant. This price may be higher, or lower, or the same as the exercise price of the Old Options to be cancelled. There is a possibility that the exercise price of the New Options could be higher than the exercise price of the Old Options.

  . The New Options will be 25% vested on the date of grant and the remaining 75% will vest in equal monthly installments over the three-year period beginning on the date that is one month after the date we grant the New Options.

  . You must be an eligible employee of InfoSpace or one of its U.S. subsidiaries on the date the New Options are granted. If your employment with InfoSpace or one of its subsidiaries terminates for any reason whatsoever before the date the New Options are granted (expected to be on August 20, 2002), you will not receive a New Option or any consideration for your cancelled Old Options.

   The Exchange Program is not a guarantee of employment for any period. Your employment with InfoSpace or one if its subsidiaries remains "at will" and may be terminated at any time by either you or InfoSpace (or one of its subsidiaries, as applicable), with or without cause or notice, subject to local law.

   If you have any questions about the Exchange Program or would like to obtain paper copies of the documents referenced in this letter, please call Brent Satterlee at (425) 709-8008 or email him at eo@infospace.com.

   We have not authorized any person to make any recommendation on our behalf as to whether you should tender or not tender your options through the Exchange Program. You should rely only on the information in this document, the documents to which we have referred you and your advisors.

   Thank you for your continued contributions to InfoSpace's success.

                                          /s/ Naveen Jain
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                                          January 15, 2002

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